May 29, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:       Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm with respect to the registration statement (the “Registration Statement”) of the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Provide a representation that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

Response. The Adviser represents that each Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

2.	Comment: Provide a more detailed discussion of the security selection process of each Index, including the number of Index components and the number of investors represented by the Index.

Response. We have revised the disclosure consistent with this comment.

3.	Comment: Each Fund describes circumstances that may cause the Fund to utilize a representative sampling strategy. Are there other circumstances not discussed in the prospectus that may cause the Fund to utilize a representative sampling strategy?

Response: The Adviser is not aware of any additional circumstances at this time.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 29, 2012
Page 2

Summary of Principal Risks

4.	Comment: Please add risks related to using 13F filings to select the securities in an Underlying Index.

Response: We have revised the disclosure consistent with this comment.

Additional Information About the Funds’ Strategies and Risks

5.	Comment: Provide additional disclosure on how a Fund intends on using derivatives as referenced in the paragraph entitled “Derivative Instruments, Cash or Stocks not included in the Underlying Index.”

Response: We have revised the disclosure consistent with this comment.

6.	Comment: Provide a brief summary of the 1940 Act borrowing requirements as referenced in the paragraph entitled “Leverage.”

Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

7.	Comment: Please consider adding clarifying language with respect to Investment Restriction #7.

Response: We have revised the disclosure consistent with this comment.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC